Exhibit 99.1

Uxin Reports Unaudited Third Quarter of 2018 Financial Results

Beijing, China, November 20, 2018 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Operational Highlights:

•                      Transaction volume of used cars increased to 221,309 units in the third quarter of 2018, representing year-on-year growth of 19.7%.

•                      Transaction volume for the 2C business increased to 129,465 units in the third quarter of 2018, representing year-on-year growth of 53.2%.

•                      Transaction volume for the 2B business decreased to 91,844 units in the third quarter of 2018, representing year-on-year decline of 8.5%.

•                      GMV of used cars reached RMB14,451 million in the third quarter of 2018, up 14.8% from RMB12,584 million in the same period last year.

•                      GMV for the 2C business increased to RMB10,172 million in the third quarter of 2018, representing year-on-year growth of 34.5%.

•                      GMV for the 2B business decreased to RMB4,279 million in the third quarter of 2018, representing year-on-year decline of 14.8%.

•                      Loan facilitation continues to be an important component of Uxin’s transaction services. In the third quarter of 2018, Uxin facilitated financing for 60,131 used car transactions on its platform.

•                      M3+ delinquency rate by balance1 was 1.43% as of September 30, 2018, improved from 1.53% as of June 30, 2018.

Third Quarter 2018 Financial Highlights:

•                      Total revenues were RMB863.7 million (US$125.5 million), representing year-on-year growth of 59.6%.

•                      2C transaction facilitation revenue was RMB138.6 million (US$20.1 million), representing year-on-year growth of 165.3%.

•                      2C loan facilitation revenue was RMB473.6 million (US$68.8 million), representing year-on-year growth of 96.4%.

•                      2B transaction facilitation revenue was RMB191.2 million (US$27.8 million), representing year-on-year growth of 20.8%.

•                      Gross profit was RMB559.1 million (US$81.3 million) in the third quarter of 2018. Gross margin increased to 64.7% in the third quarter of 2018, compared to 63.8% in the same period last year.

•                      Net loss was RMB594.0 million (US$86.3 million), compared to a net loss of RMB765.9 million in the prior year period.

•                      Non-GAAP adjusted net loss was RMB517.0 million (US$75.2 million), compared to RMB390.4 million in the same period last year. Non-GAAP adjusted net loss as a percentage of total revenues was 59.9% in the third quarter of 2018, decreased from 72.1% in the same period last year. Non-GAAP adjusted net loss primarily excludes the impact of fair value change of derivative liabilities and share-based compensation.

1                 M3+ delinquency rate is defined as the outstanding principal balance of used car loans that were 90 or more calendar days past due as a percentage of the sum of total outstanding principal balance of the used car loans facilitated through the Company’s 2C business (including the principal of loans it paid financing partners under its guarantee to financing partners) as of a specific date.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to report another strong performance for the third quarter of 2018. Our relentless focus on providing a broad selection of cars, digital transparency and a one-stop solution continued to translate into outstanding user experience and growing demand for our services from both consumers and dealers.”

Mr. Dai added, “Our marketplace approach and nationwide service network enabled us to make more than 290,000 cars available to consumers on the Uxin platform as of September 30, 2018. Our unique ability to facilitate cross-regional transactions is creating an unprecedented selection of used cars for consumers. In addition, the Uxin platform optimizes prices for consumers by driving transaction efficiency and mitigating information asymmetry. With our determination to enhance value propositions for our users, we believe we can expand our market leadership in China’s underserved used car market.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “We achieved robust revenue growth in the third quarter of 2018, driven by 108.7% year-on-year growth of our 2C business. In addition, we continued to improve operating efficiency, particularly in our sales and marketing efforts. With Uxin’s growing brand awareness and higher conversion rate, our sales and marketing expenses as a percentage of total revenues decreased to 87.5%, compared to 100.0% in the same period last year and 91.6% in the second quarter of 2018. Looking forward, we are confident that our focus on growing our 2C platform and improving operating efficiency will enable us to build a sustainable business over the long term.”

Third Quarter 2018 Financial Results

Total revenues for the third quarter of 2018 increased by 59.6% to RMB863.7 million (US$125.5 million) from RMB541.1 million in the same period last year, primarily due to the increases in transaction volume, amount of loans facilitated and take rate2.

2C Business: Revenue of the 2C business increased to RMB612.2 million in the three months ended September 30, 2018, representing growth of 108.7% from RMB293.3 million in the same period last year.

•                      2C transaction facilitation revenue was RMB138.6 million (US$20.1 million) for the third quarter of 2018, an increase of 165.3% from RMB52.2 million for the third quarter of 2017, primarily due to the increases in the transaction volume and GMV of used cars sold through the 2C business. The transaction volume for the 2C business increased to 129,465 units in the third quarter of 2018, representing year-on-year growth of 53.2%. The GMV for the 2C business increased to RMB10,172 million in the third quarter of 2018, representing year-on-year growth of 34.5%. As a result of the Company’s focus on continually improving service and user experience, increasing business scale and generating greater pricing power, the take rate for 2C transaction facilitation reached 1.4% during the quarter, compared to 0.7% in the same period last year.

•                      2C loan facilitation revenue increased to RMB473.6 million (US$68.8 million) in the third quarter of 2018, up 96.4% from RMB241.1 million for the same period a year ago, primarily due to the increases in the volume and amount of loans facilitated. The attach rate3 of the loan facilitation services was approximately 46.4%, which has remained relatively stable compared to recent quarters. The average service fee rate for used car loan facilitation, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, was 6.9% in the third quarter of 2018, compared to 6.1% in the same period last year.

2                 Take rate is measured by the revenue of the 2C/2B used car business divided by the GMV of the 2C/2B business.

3                 The attach rate of used car loan facilitation services in the 2C business was measured by the number of used car loans facilitated divided by the total number of 2C used car transactions.

2B Business:

•                      2B transaction facilitation revenue was RMB191.2 million (US$27.8 million) in the third quarter of 2018, representing an increase of 20.8% from the third quarter of 2017, due to the increase in take rate. The transaction volume for the 2B business decreased to 91,844 units in the third quarter of 2018, due to the Company’s recent change of approach in serving consumers with car-selling needs as disclosed in the prior quarter. Despite the impact of the change in business approach in the third quarter 2018, B2B business experienced 18.6% year-on-year growth in terms of number of transactions. The GMV for the 2B business decreased to RMB4,279 million in the third quarter of 2018, representing year-on-year decrease of 14.8%. Excluding the impact of the change in business approach, B2B business experienced 13.3% year-on-year growth in terms of GMV. The take rate for 2B transaction facilitation was 4.5% in the third quarter, compared to 3.2% in the same period last year, as a result of Uxin’s increasing scale and pricing power.

Cost of revenues increased by 55.7% year-on-year to RMB304.6 million (US$44.3 million) for the third quarter of 2018, primarily due to the increases in the number of personnel engaged in car inspection, quality control, customer service and after-sale service, and cost of title transfer, registration and fulfillment expenses, which were correspondingly driven by the increase in the transaction volume.

Gross margin was 64.7% in the third quarter of 2018, compared to 63.8% in the same period last year.

Total operating expenses were RMB1,101.7 million (US$160.2 million). Total operating expenses excluding share-based compensation expenses were RMB1,024.8 million.

•                      Sales and marketing expenses increased by 39.6% year-on-year to RMB755.4 million (US$109.8 million) for the third quarter of 2018. The increase was primarily due to the increase in the number of employees, partially offset by the decrease in branding expenses which were RMB 211.3 million in the third quarter of 2018. Sales and marketing expenses excluding share-based compensation expenses as a percentage of total revenues was 87.5% during the quarter, compared to 100.0% in the third quarter of 2017.

•                      General and administrative expenses increased by 2.6% year-on-year to RMB266.3 million (US$38.7 million) for the third quarter of 2018. The change was mainly due to the increase in the number of employees, partially offset by the decrease in share-based compensation expenses. The general and administrative expenses excluding the impact of share-based compensation expenses of RMB76.4 million, were RMB189.9 million, which represented 22.0% of total revenues, compared to 22.5% in the third quarter of 2017.

•                      Research and development expenses increased by 67.9% year-on-year to RMB82.4 million (US$12.0 million) for the third quarter of 2018. The increase was primarily due to the increases in the salaries and benefits expenses of employees engaged in research and development and development expenses of IT systems. The research and development expenses excluding the impact of share-based compensation expenses of RMB0.7 million, were RMB81.7 million, which represented 9.5% of total revenues, compared to 9.1% in the third quarter of 2017.

Gains/Loss from guarantee liability resulted in a nominal gain of RMB2.4 million (US$0.4 million) for the third quarter of 2018. The gain was the result of relatively stable delinquency rate as compared to that of the second quarter of 2018.

Loss from operations for the third quarter of 2018 was RMB542.7 million (US$78.9 million), compared to RMB523.0 million in the same period last year. Loss from operations excluding the impact of share-based compensation expenses of RMB77.0 million was RMB465.7 million.

Fair value change of derivative liabilities was nil for the third quarter of 2018, compared to a loss of RMB237.9 million for the third quarter of 2017. The impact of derivative liabilities would no longer exist going forward as the preferred shares were converted into ordinary shares at the time of IPO.

Net loss for the third quarter of 2018 was RMB594.0 million (US$86.3 million), compared to net loss of RMB765.9 million in the third quarter of 2017, primarily due to the decrease of loss from fair value change of derivative liabilities.

Non-GAAP adjusted net loss, which excludes the impact of share-based compensation expenses of RMB77.0 million, was RMB517.0 million (US$75.2 million), compared to RMB390.4 million in the same period last year.

As of September 30, 2018, the Company had cash and cash equivalents of RMB677.1 million (US$98.4 million), and restricted cash of RMB1,838.4 million (US$267.2 million).

In addition, the board of directors of the Company recently has approved the increase of the maximum number of shares available for issuance pursuant to all awards under its 2018 Amended and Restated Share Incentive Plan (the “2018 Plan”) by 14,297,163 Class A ordinary shares, representing 1.5% of the total number of outstanding ordinary shares on a fully-diluted basis. The 2018 Plan will be amended and restated accordingly.

Business Outlook

For the fourth quarter of 2018, Uxin expects total revenues to be in the range of RMB1.02 billion to RMB1.06 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on November 20, 2018 U.S. Eastern Time (9:00 PM on November 20, 2018 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1 8665194004 or +1 8456750437
International:	+65 67135090
Mainland China:	400-6208038 or 800-8190121
Hong Kong:	800-906601 or +852 30186771
Conference ID:	5289076

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xin.com/.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 5, 2018, by dialing the following telephone numbers:

U.S.:	+1 6462543697
International:	+61 281990299
Conference ID:	5289076

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 670 service centers in over 270 cities throughout China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted net loss, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8792 to US$1.00, representing the index rate as of the end of September 2018 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive (Loss)/Income

(In thousands except for number of shares and per share data)

	Three months ended September 30, 2017	Three months ended September 30, 2018		Nine months ended September 30,2018
	RMB	RMB	US$	RMB	US$
Revenues:
2C Transaction facilitation revenue	52,236	138,595	20,147	327,842	49,500
2C Loan facilitation revenue	241,093	473,623	68,849	1,154,238	174,548
2B Transaction facilitation revenue	158,282	191,192	27,793	460,940	69,422
Others	89,485	60,255	8,759	235,767	35,967
Total revenues	541,096	863,665	125,548	2,178,787	329,437

Operating cost and expenses:
Cost of revenue	(195,674)	(304,600)	(44,278)	(785,660)	(118,738)
Sales and marketing	(541,237)	(755,436)	(109,815)	(1,998,026)	(302,613)
General and administrative	(259,493)	(266,344)	(38,717)	(1,451,983)	(219,181)
Research and development	(49,049)	(82,371)	(11,974)	(232,845)	(35,253)
(Losses)/gains from guarantee liability	(18,610)	2,414	351	(10,161)	(1,689)

Total operating cost and expenses	(1,064,063)	(1,406,337)	(204,433)	(4,478,675)	(677,474)

Loss from operations	(522,967)	(542,672)	(78,885)	(2,299,888)	(348,037)

Interest income/(expenses)	4,560	(38,611)	(5,613)	(85,096)	(12,810)
Other (expenses)/income	(4,343)	3,107	452	(5,902)	(941)
Foreign exchange losses	(4,493)	(10,805)	(1,571)	(7,522)	(1,065)
Fair value change of derivative liabilities	(237,867)	—	—	1,185,090	176,273
Loss before income tax expense	(765,110)	(588,981)	(85,617)	(1,213,318)	(186,580)
Income tax expense	(2,341)	(5,018)	(729)	(10,402)	(1,566)
Equity in gains of affiliates	1,577	—	—	—	—
Net loss	(765,874)	(593,999)	(86,346)	(1,223,720)	(188,146)
Less: net loss attributable to non-controlling interests shareholders	(8,662)	(1,479)	(215)	(15,219)	(2,353)
Net loss attributable to UXIN LIMITED	(757,212)	(592,520)	(86,131)	(1,208,501)	(185,793)
Accretion on redeemable preferred shares	(139,073)	—	—	(318,951)	(49,671)
Deemed dividend to preferred shareholders	(233,117)	—	—	(544,773)	(86,636)
Net loss attributable to ordinary shareholders	(1,129,402)	(592,520)	(86,131)	(2,072,225)	(322,100)
Net loss	(765,874)	(593,999)	(86,346)	(1,223,720)	(188,146)
Foreign currency translation	(25,585)	15,337	2,229	(4,251)	(635)
Total comprehensive loss	(791,459)	(578,662)	(84,117)	(1,227,971)	(188,781)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(7,599)	(1,479)	(215)	(20,350)	(3,128)
Total comprehensive loss attributable to Uxin’s shareholders	(783,860)	(577,183)	(83,902)	(1,207,621)	(185,653)
Net loss attributable to ordinary shareholders	(1,129,402)	(592,520)	(86,131)	(2,072,225)	(322,100)
Weighted average shares outstanding-basic	49,318,860	877,180,394	877,180,394	345,484,292	345,484,292
Weighted average shares outstanding-diluted	49,318,860	877,180,394	877,180,394	345,484,292	345,484,292
Net loss per share-basic	(22.90)	(0.68)	(0.10)	(6.00)	(0.93)
Net loss per share-diluted	(22.90)	(0.68)	(0.10)	(6.00)	(0.93)

* Share-based compensation charges included are as follows:

	Three months ended September 30, 2017	Three months ended September 30, 2018
	(In thousands of RMB)
Cost of revenue	—	(14)
Sales and marketing	—	(158)
General and administrative	137,656	76,442
Research and development	—	681

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of	As of
	December 31,	September 30,
	2017	2018
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	291,973	677,098	98,427
Restricted cash	1,617,230	1,838,356	267,234
Accounts receivable	40,155	47,217	6,866
Short-term investments	1,000	580,936	84,448
Amounts due from related parties	608,291	—	—
Advance to consumers on behalf of financing partners	827,417	482,349	70,117
Loan recognized as a result of payment under the guarantee, net	252,555	458,220	66,609
Advance to sellers	246,287	906,624	131,792
Other receivables, net	251,649	729,959	106,111
Inventory	77,941	18,208	2,647
Prepaid expenses and other current assets	249,769	479,722	69,735
Financial lease receivables, net	438,693	472,019	68,615

Total current assets	4,902,960	6,690,708	972,601

Non-current assets:
Property, equipment and software, net	156,625	202,620	29,454
Intangible assets, net	9,949	22,971	3,339
Goodwill	75,849	114,094	16,585
Long term investments	40,628	347,506	50,515
Other non-current assets	112,902	—	—

Total non-current assets	395,953	687,191	99,893

TOTAL ASSETS	5,298,913	7,377,899	1,072,494

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	426,783	604,691	87,901
Accounts payable	65,694	107,402	15,613
Amounts due to related parties
Guarantee liabilities	173,907	249,019	36,199
Deposit of interests from consumers and payable to financing partners—current	732,273	611,200	88,848
Advance from buyers collected on behalf of sellers	226,891	146,499	21,296
Other payables and accruals	927,389	1,092,729	158,845
Deferred revenue	27,598	51,241	7,449
Other current liabilities	163,355	—	—
Derivative liabilities	1,596,424	—	—
Convertible bonds	—	1,190,962	173,125

Total current liabilities	4,340,314	4,053,743	589,276

Non-current liabilities:
Long-term borrowings	374,104	620,044	90,133
Deposit of interests from consumers and payable to financing partners—non-current	343,823	101,711	14,785
Deferred tax liabilities	1,653	5,124	745

Total non-current liabilities	719,580	726,879	105,663

Total liabilities	5,059,894	4,780,622	694,939

Mezzanine equity

Series A	94,411	—	—
Series A-1	69,193	—	—
Series B	180,294	—	—
Series C	408,559	—	—
Series D	1,703,667	—	—
Series E	1,146,351	—	—
Series F	1,563,657	—	—
Series G	3,214,932	—	—
Redeemable non-controlling interests	39,580	—	—

Total mezzanine equity	8,420,644	—	—

Shareholders’ deficit:
Ordinary shares	30	573	83
Additional paid-in capital	—	12,883,307	1,872,791
Accumulated other comprehensive income	76,607	75,535	10,980
Accumulated deficit	(8,207,801)	(10,366,476)	(1,506,930)

Total Uxin’s shareholders’ deficit	(8,131,164)	2,592,939	376,924
Non-controlling interests	(50,461)	4,338	631
Total shareholders’ deficit	(8,181,625)	2,597,277	377,555

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT	5,298,913	7,377,899	1,072,494

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	Three months ended
	September 30, 2017	September 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net loss	(765,874)	(593,999)	(86,346)

Add: Share-based compensation expenses	137,656	76,951	11,186
- Cost of revenue	—	(14)	(2)
- Sales and marketing	—	(158)	(23)
- General and administrative	137,656	76,442	11,112
- Research and development	—	681	99

Fair value change of derivative liabilities	237,867	—	—

Non-GAAP adjusted net loss	(390,351)	(517,048)	(75,160)

Non-GAAP adjusted net loss per share—basic	(15.29)	(0.59)	(0.09)

Non-GAAP adjusted net loss per share—diluted	(15.29)	(0.59)	(0.09)

Weighted average shares outstanding—basic	49,318,860	877,180,394	877,180,394

Weighted average shares outstanding—diluted	49,318,860	877,180,394	877,180,394

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8792 as of the end of September 2018 stipulated by the People’s Bank of China.